UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to __________________
Commission File Number: 1-5865
A. Full title of the plan and the address of the plan, if different from that of the issuer name below:
Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust (the "Plan")
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Gerber Scientific, Inc. 83 Gerber Road West South Windsor, CT 06074
REQUIRED INFORMATION
The following financial statements and supplemental schedule for the Plan are being filed herewith:
The following exhibits are being filed herewith:
Exhibit No.	Description	Page No.
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm

GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES 401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

Table of Contents

Page
Reports of Independent Registered Public Accounting Firms	1 -2

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Schedule H, Line 4i Schedule of Assets (Held at End of Year)	11

Signature	12

Note:   The schedules of reportable transactions, non-exempt transactions, investment assets both acquired and disposed of within the plan year, loans or fixed income obligations, and leases in default or classified as uncollectible, required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust (the "Plan") at December 31, 2005 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Hartford, CT
June 23, 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Gerber Scientific, Inc. and Participating Subsidiaries
401(k) Maximum Advantage Program and Trust:

We have audited the accompanying statement of net assets available for plan benefits of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust as of December 31, 2004 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust as of December 31, 2004, and the changes in net assets available for plan benefits for the year then ended in conformity with United States generally accepted accounting principles.

/s/ KPMG LLP

Hartford, CT
June 1, 2005

GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES 401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004

Assets
Money Market Fund:
Merrill Lynch Retirement Reserves Money Fund	$ 7,763,101	$ 8,260,208
Mutual Funds, at fair value:
BGI Standard & Poor's 500 Stock Fund	16,907,749	18,403,718
Van Kampen Equity & Income Fund Class A	11,170,256	11,724,767
Dreyfus Founders Growth Fund Class F	5,601,854	6,129,285
Davis NY Venture Fund Class A	5,146,298	4,830,355
Merrill Lynch Aggregate Bond Index Fund	4,069,544	4,019,212
American Euro Pacific Growth Fund Class R3	3,136,828	1,650,480
Templeton Foreign Fund Class A	2,936,301	2,625,403
Hotchkis & Wiley Large Cap Value Fund	572,945	--
Dreyfus Premier Small Cap Value Class A Fund	520,123	--
Fidelity Advisors Small Cap Class A Fund	493,812	--
Employer Stock Fund, at fair value:
Gerber Scientific, Inc. Stock Fund	1,350,327	1,397,775
Participant Loans, at fair value	1,284,215	1,263,618
Total assets	60,953,353	60,304,821

Liabilities
Payable to recordkeeper	$ --	$ (8,016)
Refundable Participant Contributions	(19,325)	--
Total liabilities	(19,325)	(8,016)

Net assets available for benefits	$60,934,028	$60,296,805
	=========	=========
See accompanying notes to financial statements.

GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES 401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2005 and 2004

	2005	2004
Investment income:
Net appreciation in fair value of investments	$ 1,756,706	$ 3,533,618
Net appreciation in fair value of collective investment fund	--	21,837
Interest and dividends	1,971,296	1,078,278
Interest on participant loans	72,099	83,503
	3,800,101	4,717,236
Contributions:
Employer	721,322	503,446
Plan participants	3,680,221	3,440,886
Total investment income and contributions	8,201,644	8,661,568
Benefits paid to participants	(7,554,465)	(5,534,025)
Administrative fees	(9,956)	(19,491)
Total benefits and expenses	(7,564,421)	(5,553,516)
Net increase in net assets	637,223	3,108,052
Net assets available for benefits at beginning of year	60,296,805	57,188,753
Net assets available for benefits at end of year	$60,934,028	$60,296,805
	=========	=========
See accompanying notes to financial statements.

GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES
401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

Notes to Financial Statements
December 31, 2005 and 2004

(A)    Description of the Plan

The following brief description of the Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust (the "Plan") is provided for general information purposes only and reflects the Plan's provisions as of the date of the financial statements. Participants should refer to the Plan documents for more complete information on the Plan's provisions.

(1)   General

The Plan is a defined contribution plan sponsored by Gerber Scientific, Inc. and Participating Subsidiaries (the "Company") and was established effective January 1, 1985. It is intended that the Plan be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the "Code"), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(2)   Purpose

The purpose of the Plan is to encourage employee savings and to provide a facility for accumulation of funds to be used to provide benefits upon an employee's retirement, death, disability, termination of employment, or certain other circumstances.

(3)   Administration

The Board of Directors of Gerber Scientific, Inc., which has the authority to administer the Plan, has delegated the duties of Plan Administrator to a Committee consisting of Company employees. The Committee interprets and applies Plan provisions, makes final determinations concerning eligibility, benefits, and rights under the Plan, and files such reports as may be required by law.

(4)   Eligibility

Employees of the Company become eligible to participate in the Plan on the first day of employment.

(5)   Employee Contributions

An eligible employee becomes a Participant by authorizing the Company to reduce the Participant's eligible pay and make a corresponding "pre-tax" or "after-tax" contribution to the Plan. Eligible pay is defined as base pay, overtime pay, commissions, and bonus pay. "Pre-tax" and "after tax" contributions may be made up to 100% of eligible pay. A Participant may change or suspend contributions at any time.

"Pre-tax" contributions are deducted from taxable wages before income taxes are withheld and are not subject to income taxation until withdrawn from the Plan. "After-tax" contributions do not reduce taxable wages and thus are subject to current income taxation.

Under Internal Revenue Service regulations, the annual compensation limit for Plan purposes was $210,000 and $205,000 in 2005 and 2004, respectively, and the maximum "pre-tax" contribution per participant was limited to $14,000 in 2005 and $13,000 in 2004.

(6)   Employer Contributions

The Company matches 50% of the first 6% of eligible pay that a Participant contributes on a "pre-tax" basis, subject to a maximum annual Company contribution of $1,200 and $800 per Participant for 2005 and 2004, respectively.

The Company match was discontinued effective January 1, 2004 and was reinstated as of May 1, 2004.

(7)   Investment of Contributions and Participants' Accounts

A separate accounting is maintained in the name of each Participant, reflecting contributions by the Participant, amounts contributed by the Company under the Plan on the Participant's behalf, investment earnings or losses, loans, withdrawals, or other distributions, and expenses, if any, charged against such account. The amount of benefit available to each Participant at any point in time depends solely upon the value of the Participant's own account.

A Participant directs the investment of his/her account. These investment funds are managed by a variety of investment managers. The investment funds offered to participants during Plan years ending December 31, 2005 and 2004 were:

a.     The Merrill Lynch Retirement Reserves Money Fund, which is comprised of investments in short-term money market instruments, including U.S. Government securities, bank certificates of deposit, bankers' acceptances, commercial paper and repurchase agreements;

b.     The BGI Standard & Poor's 500 Stock Fund, which is comprised of investments in common stock and attempts to achieve the same rate of return as the Standard & Poor's 500 Composite Stock Price Index. The Fund attempts to do this by holding nearly all of the 500 common stocks that the Index measures;

c.     The Van Kampen Equity & Income Fund Class A, which invests primarily in income-producing equity instruments and debt securities issued by a wide group of companies in many different industries;

d.     The Dreyfus Founders Growth Fund Class F, which invests primarily in common stock and other equity securities of U.S. companies and may invest up to 30% of its total assets in foreign securities;

e.     The Davis New York Venture Fund Class A, which invests primarily in common stock and other equity securities of U.S. companies and in securities of foreign issuers or securities that are principally traded in foreign markets;

f.     The Merrill Lynch Aggregate Bond Index Fund, which invests in a statistically selected sample of bonds that are included in or correlated with the Aggregate Bond Index, and in derivative instruments linked to the Aggregate Bond Index. The Fund attempts to achieve the same rate of return as the Lehman Brothers Aggregate Bond Index as closely as possible before the deduction of Fund expenses;

g.     The American Euro Pacific Growth Fund Class R3, which invests primarily in stocks of issuers in Europe and the Pacific Basin;

h.     The Templeton Foreign Fund Class A, which invests primarily in stocks and debt obligations of companies and governments outside the U.S.;

i.     The Hotchkis & Wiley Large Capitalization Value Fund, which invests in income-producing equity securities issued by companies with records of earnings and dividends, seeks current income and long term growth of income, accompanied by growth of capital;

j.     The Dreyfus Premier Small Capitalization Value Fund Class A, which invests primarily in stocks of small and mid-capitalization companies, seeks investment returns that are consistently superior to the Russell 2000 Value Index;

k.     The Fidelity Advisors Small Capitalization Fund Class A, which invests primarily in stocks of companies with small market capitalizations, seeks long term growth of capital;

l.     The Gerber Scientific, Inc. Stock Fund (offered through July 2002), is comprised primarily of the common stock of Gerber Scientific, Inc. and a nominal component of money market instruments.

The Plan permits a participant to change the investment allocation of future contributions and the investment allocation of the Participant's existing account. There is no limit on the number of changes that may be made.

In March 2005, the Fidelity Advisor Small Cap Class A Fund, Dreyfus Premier Small Cap Value Fund and Hotchkiss & Wiley Large Cap Value Funds were added to the plans investment options to offer a more comprehensive and industry comparative 401K plan.

(8)   Vesting

A Participant is at all times 100% vested in the Participant's "pre-tax" contributions, "after-tax" contributions, "rollover" contributions, and the Company contributions on the Participant's behalf.

(9)   Withdrawals and Loans

The Plan allows the distribution of an account at the end of the Participant's career with the Company or the deferral of distribution. However, the Plan makes provision for hardship and non-hardship withdrawals and for loans, subject to current Internal Revenue Service regulations.

Hardship withdrawals are permitted to meet a financial hardship resulting from qualifying medical expenses, educational expenses, the purchase of a primary residence, the loss of a primary residence through eviction or mortgage foreclosure or other qualified expenses. Hardship withdrawals require approval of a Committee consisting of Human Resources employees. Non-hardship withdrawals may be made only from a Participant's "after-tax" contributions or "rollover" contributions and may be made for any reason.

Loans may be drawn against a Participant's account, subject to a $500 minimum and a $50,000 maximum, and may not exceed 50% of the Participant's account balance. Loan repayments are redeposited in the Participant's account in accordance with the Participant's current investment allocation for contributions. Any outstanding loan balance not repaid at termination of employment is treated as a taxable distribution. Interest rates on outstanding loans ranged from 5.00% to 10.98% at December 31, 2005 and 2004.

(10) Payment of Benefits

Distributions from the Plan are paid either in a lump sum cash payment or in installment cash payments over time. Unless a Participant elects otherwise, distributions are payable upon the termination of employment. If a Participant's total account balance is greater than $5,000, the Participant (or in the event of death, the Participant's designated beneficiary) has the right to defer the distribution. In determining whether a Participant's account balance is greater that $5,000 for this purpose, rollover contributions made by the Participant are disregarded.

Upon the death of a Participant, the designated beneficiary, or the Participant's estate if no beneficiary is designated, is entitled to 100% of the Participant's account.

(11) Taxation

Income taxes are deferred on "untaxed funds" in a Participant's account. Untaxed funds consist of "pre-tax" contributions, Company contributions, net investment earnings, and loan interest repaid. Upon distribution, such untaxed funds become taxable. Untaxed funds received as a loan are not subject to income taxes. "After-tax" contributions which are distributed are not taxable, but investment earnings on "after-tax" contributions are taxable when distributed.

(B)    Summary of the Plan's Significant Accounting Policies

(1)   Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in net assets available for plan benefits as of and for the plan years ended December 31, 2005 and 2004.

(2)   Trust Funds Held and Managed

Merrill Lynch & Co., Inc. served as the Plan's recordkeeper for Plan years ending December 31, 2005 and 2004.

The Plan's investments at December 31, 2005 and 2004 were held in trust by Merrill Lynch Trust Company, FSB and were invested in a money market fund, mutual funds and an employer stock fund managed by various investment managers. Investments were recorded by Merrill Lynch on a trade date basis. Shares of Mutual Funds are valued at the net asset value of shares held by the Plan as of December 31, 2005 and 2004. Participant loans are valued at their outstanding balances, which approximate fair value. Common Stock is valued based on quoted market prices. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

(3)   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(4)   Payments of Benefits

Benefits are recorded when paid.

(5)   Contributions

Employee contributions and employer match are recorded in the period in which the employee payroll deductions are made.

(6)   Excess Participant Contributions

The plan provides that certain limitations may be imposed on participants' contributions in order to comply with statutory requirements. As of December 31, 2005, $19,325 has been accrued as excess contributions payable to certain Participants. Benefit payments in the statement of changes in net assets available for benefits have been adjusted for this amount. The return of excess contributions allows the Plan to comply with statutory requirements.

(7)   Risks and Uncertainties

The plan invests in a combination of investment securities that are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(C)   Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,
	2005	2004
Investments, at fair value:
BGI Standard & Poor's 500 Stock Fund	$ 16,907,749	$ 18,403,718
Van Kampen Equity & Income Fund Class A	11,170,256	11,724,767
Merrill Lynch Retirement Reserves Money Fund	7,763,101	8,260,208
Dreyfus Founders Growth Fund Class F	5,601,854	6,129,285
Davis NY Venture Fund Class A	5,146,298	4,830,355
Merrill Lynch Aggregate Bond Index Fund	4,069,544	4,019,212
American Euro Pacific Growth Fund Class R3	3,136,828	1,650,480

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the years ended December 31, as follows:

	2005	2004
Mutual funds	$ 1,487,445	$ 3,616,164
Common stock of Gerber Scientific, Inc.	269,261	(82,546)
Collective investment fund	--	21,837
	$ 1,756,706	$ 3,555,455
	==========	==========

(D)   Administrative Expenses and Related Party Transactions

Costs of establishing and administering the Plan, such as legal fees, consulting fees, audit fees, and salaries and fringe benefits of Company personnel, have been paid by the Company and, accordingly, are not included as administrative expenses of the Plan. Expenses that are included in the financial statements represent loan maintenance fees charged against the accounts of participants with outstanding loan balances and account maintenance fees charged to non-active participants. At December 31, 2005, no amounts were payable to Merrill Lynch & Co., Inc. At December 31, 2004, the Plan owed Merrill Lynch & Co., Inc. $8,016 which primarily represented loan maintenance fees and account maintenance fee not yet collected from the Plan assets. The Plan invests in Common Stock of the Company and transactions in this Common Stock are related party transactions. During the years ended December 31, 2005 and 2004, the Plan purchased shares of the Common Stock having values of $73,362 and $100,091, respectively, and sold shares of the Common Stock having values of $385,492 and $254,468, respectively. Certain Plan investments are shares of mutual funds managed by Merrill Lynch & Co., Inc, who is a related party to the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Loans to participants also qualify as party-in-interest transactions.

Fees paid by the Plan for the investment management and record keeping services amounted to $9,956 and $19,491 for the years ended December 31, 2005 and 2004, respectively.

(E)   Amendment and Termination

Although it has not expressed any intent to do so, the Company reserves the right to modify, suspend, or terminate the Plan, in whole or in part (including the provisions relating to contributions), subject to the provisions of ERISA. However, the Company has no power to modify, suspend, amend, or terminate the Plan in a manner that will cause or permit any part of the trust fund to be used for or diverted to purposes other than the exclusive benefit of Participants or their beneficiaries, or for the payment of expenses pursuant to the provisions of the Plan. Upon termination or partial termination of the Plan, the amounts credited to the accounts of members affected by such termination or partial termination shall be non-forfeitable.

(F)  Federal Income Tax Status of the Plan

In September 2003, the Company adopted the Merrill Lynch non-standardized prototype defined contribution plan. As a result, the Company applied for and received a new tax determination letter dated December 28, 2004 from the Internal Revenue Service.

It is the intention of the Company that the Plan remains qualified and exempt under Sections 401(a) and 501(a) of the Code and meet the requirements of Section 401(k) of the Code. The Company may authorize any modification or amendment of the Plan which is deemed necessary or appropriate to maintain the qualification and exemption of the Plan within the requirements of Section 401(a) and 501(a) of the Code, or any other applicable provision of the Code as now in effect or hereafter amended or adopted.

(G)  Subsequent Event

Effective January 1, 2006, the Company increased its maximum annual contribution to $2,400 per participant.

Schedule H, Line 4i

GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES 401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST
Schedule of Assets (Held at End of Year)
December 31, 2005
Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value

Money Market Fund
Merrill Lynch Retirement Reserves Money Fund *	Money Market Fund, 7,763,101 shares	(1)	7,763,101

Mutual Funds
BGI Standard & Poor's 500 Stock Fund	Mutual Fund, 112,666 shares	(1)	$ 16,907,749
Van Kampen Equity & Income Fund Class A	Mutual Fund, 1,286,896 shares	(1)	11,170,256
Dreyfus Founders Growth Fund Class F	Mutual Fund, 510,652 shares	(1)	5,601,854
Davis NY Venture Fund Class A	Mutual Fund, 152,709 shares	(1)	5,146,298
Merrill Lynch Aggregate Bond Index Fund*	Mutual Fund, 387,207 shares	(1)	4,069,544
American Euro Pacific Growth Fund Class R3	Mutual Fund, 77,243 shares	(1)	3,136,828
Templeton Foreign Fund Class A	Mutual Fund, 231,569 shares	(1)	2,936,301
Hotchkis & Wiley Large Cap Value Fund	Mutual Fund, 24,548 shares	(1)	572,945
Dreyfus Premier Small Cap Value Class A Fund	Mutual Fund, 24,237 shares	(1)	520,123
Fidelity Advisors Small Cap Class A Fund	Mutual Fund, 19,745 shares	(1)	493,812
	Total mutual funds		50,555,710

Gerber Scientific, Inc. Stock Fund*	Common Stock, 137,007 Shares	(1)	1,311,157
	Money Market Account	(1)	39,170
	Total Gerber Scientific, Inc. Stock Fund		1,350,327

Participant Loans*	Participant Loans, 5.0% - 10.98%	(1)	1,284,215

	Total		$ 60,953,353
			========
* Represents a party-in-interest.
(1) Cost information is not required for participant directed investments and, therefore, is not included

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES 401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

(Name of Plan)

Date: June 29, 2006	By: /s/ John J. Krawczynski
John J. Krawczynski Member of the Committee duly authorized to administer the Plan